Broadmark Capital, LLC 2800 One Union Square 600 University Street Seattle, WA 98101 p. (206) 623-1200 f. (206)623-2213 seattle@broadmark.com

May 9, 2006

David Williams

Chairman of the Board of Directors

Bennett Environmental Inc.

45 St. Clair Avenue West

Suite 1202

Toronto, ON M4V 1K9

Dear David:

This letter follows and confirms our meeting of yesterday evening. As you know, we represent certain shareholders of Bennett Environmental Inc. (the "Company"). Based upon discussions with our clients and, at their direction, further communications with a significant number of other shareholders of the Company, we believe that the position advanced at yesterday’s meeting, and confirmed in this letter, represents the views of holders of not less than thirty percent (30%) of the Company's outstanding shares. Moreover, based upon the overwhelming support we have received in our canvass of shareholders, we have every reason to believe that these views would be shared by holders of a much greater percentage of shares if their views were to be sought.

Our clients have concluded, in good faith and in what they truly believe to be the best interests of the Company and all of its shareholders and other relevant stakeholders, that a very substantial change in the composition of the board of directors of the Company is essential in order for the Company to realize its potential. Specifically, as was communicated yesterday, our clients have determined that a majority of the positions on the board of directors should be occupied by individuals who are not currently on the board. In this regard, our clients have identified, and hereby propose, four individuals (the “Proposed Directors”) who have agreed to serve as directors of the Company, and who our clients believe would, individually and collectively, add very significant value to the Company. If each of the Proposed Directors were to join the board, a newly constituted board of seven could include three incumbent directors.

MEMBER NASD/SIPC

Broadmark Capital, LLC 2800 One Union Square 600 University Street Seattle, WA 98101 p. (206) 623-1200 f. (206)623-2213 seattle@broadmark.com

The Proposed Directors are:

Michael F. Blair	Chief Executive Officer and Director Auto Modular Corporation (formerly Algonquin Mercantile Corporation)
Michael Fleisher	President and Director Bogen Communications International Inc. (On leave from Bogen from November 2003 to June 2004, to serve in a senior position with US Department of Defense in Baghdad, Iraq)
Joseph L. Schocken	Founder and President Broadmark Capital LLC
Christopher S. Wallace	Managing Partner Second City Capital Partners One LP

I would be pleased to provide you with more background information on the Proposed Directors. In assessing the proposal contained herein, I would ask that you bear in mind, as was articulated at yesterday's meeting, that:

•	The shareholders whom we represent have no "agenda" other than to lake steps to enhance the value of their significant investment in the Company, although - in the normal course of events - the reconstituted board, which will include the Proposed Directors and several incumbent directors, might presumably identify and pursue any number of value enhancing initiatives.

•	The Proposed Directors are unrelated to and unaffiliated with, and will act independently of, one another, and should not be viewed as constituting a "block" of voting power within the reconstituted board.

•	The Proposed Directors should not be regarded, individually or collectively, as representatives of any one or more of the shareholders whom we represent; the Proposed Directors will understand that each of them is a representative of, and owes fiduciary duties to the Company and all of its shareholders, and they will govern themselves accordingly.

As we discussed yesterday, there are various ways in which the change described herein can be effected. Some of those ways are more expensive, disruptive and value destructive than others. At

MEMBER NASD/SIPC

Broadmark Capital, LLC 2800 One Union Square 600 University Street Seattle, WA 98101 p. (206) 623-1200 f. (206)623-2213 seattle@broadmark.com our meeting, we expressed - and hereby confirm - a genuine hope that this change can be effected in as consensual and constructive a manner as possible, which would clearly be in the best interest of all of the Company's shareholders and other relevant stakeholders. While we call upon Bennett and its board of directors to join with us in that effort, our clients are fully cognizant of their rights and remedies in this regard should a consensual resolution of these issues not be forthcoming.

We look forward to your prompt response.

Very truly yours,

/s/ JOSEPH L. SCHOCKEN

Joseph L. Schocken

President

Broadmark Capital, LLC

MEMBER NASD/SIPC